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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                Section 17(a)
  of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

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
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1. Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
     Gretag Imaging Group, Inc.               Statement                     Trading Symbol                    of Original
----------------------------------------      (Month/Day/Year)            Raster Graphics, Inc. (RGFX)        (Month/Day/Year)
     (Last)     (First)     (Middle)           10/06/1998                ------------------------------           N/A/
         2070 Westover Road                ----------------------------  5. Relationship of Reporting        --------------------
----------------------------------------   3. IRS or Social Security          Person to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)           Group Filing (Check
                                              Person (Voluntary)         ___ Director   _X_  10% Owner       Applicable Line)
     Chicopee,      MA         01022                                     ___ Officer    ___   Other          _X_ Form filed by One
--------------------------------------     ----------------------------  (give title below)  (specify below)     Reporting Person
      (City)      (State)      (Zip)                                                                         ___ Form filed by More
                                                                               ---------------------------       than One Reporting
                                                                                                                 Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                (Print or Type Responses)                               (Bulletin No. 177, 10-15-97)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Stock Option (1)                 Immed.     N/A        Common Stock      3,840,526     $1.30(1)          D
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Explanation of Responses:
(1) Pursuant to a Loan and Pledge Agreement signed on October 6, 1998 between the reporting person and the issuer, the reporting person has the right at any time to purchase newly issued Common Stock of the issuer at a price of approximately $1.30 per share, not to exceed an aggregate amount equal to the greater of (i) $5,000,000 and (ii) the Outstanding Note Obligations, as defined in the Loan and Pledge Agreement. Through the last draw down rate (February 28, 1998), the issuer is not permitted to draw down any amounts that would cause the Outstanding Note Obligations to exceed $5,000,000. It is likkely that the reporting person will exercise its option before the last draw down date, and it is unlikely therefore that the amount of Outstanding Note Obligations would ever exceed $5,000,000. It is therefore assumed that the maximum dollar amount of the option is $5,000,000 which would permit the reporting person to purchase 3,840,526 shares of Common Stock.


                                                                                   /s/ Dr. Eduard Brunner                 10/16/98
**Intentional misstatements or omissions of facts constitute Federal Criminal      ------------------------------------   ----------
  Violations.                                                                      **Signature of Reporting Person          Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.                                        Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)


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